AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

12 11:07:30.04 BIV31763 0/14 951.00.00.00 /14*

November 16, 2018

Via Electronic Transmission

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Select Fund (the “Trust”)

Accession No. 0001398344-18-016274

EDGAR Submission Type RW Withdrawal Request of the Trust's Registration Statement on Form N-14 (File No. 333-228302)

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Trust, hereby respectfully requests the withdrawal of the above-referenced combined Proxy Statement and Registration Statement on Form N-14 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 9, 2018 via EDGAR pursuant to Rule 488 relating to the proposed reorganization of the Floating Rate Loan Portfolio with and into the Floating Rate Income Portfolio.

The Trust seeks to withdraw its Registration Statement on Form N-14 because there was an error in the required series and class identifier information in the above-referenced filing.

The Trust confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. No filing fee was required or paid in connection with the filing of the Registration Statement.

After further consideration and discussion with the Commission staff, the Trust is requesting the withdrawal of the Registration Statement. The Trust believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of the Registration Statement.

If you have any questions or further comments regarding this matter, please contact me.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Laurene E. MacElwee, Pacific Life Fund Advisors LLC

Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP